082-03023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

SUPPL

April 30, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

09046145

Gentlemen:

Enclosed is information, which ***Golden Hope Mines Limited*** has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Audited financial statements dated December 31, 2008
(b) Management Discussion and Analysis December 31, 2008

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dw 5/18

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

Financial Statements
(An Exploration Stage Company)

December 31, 2008 and 2007

File Number: 82-4991

Golden Hope Mines Limited
(An Exploration Stage Company)
Financial Statements
Index

Page

HARRIS & Partners LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Golden Hope Mines Limited

We have audited the balance sheets of Golden Hope Mines Limited (an exploration stage company) as at December 31, 2008 and 2007 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"

Markham, Ontario
March 25, 2009

Harris & Partners, LLP
Licensed Public Accountants

A Member of Premier International Association
8920 Woodbine Ave., Suite 300, Markham, ON L3R 9W9
Tel.: 905-477-0363 or Toll Free: 877-401-8004 Fax: 905-477-3735 E-mail: ca@harrisandpartners.com

Golden Hope Mines Limited
(An Exploration Stage Company)
Balance Sheets
As at December 31, 2008 and 2007

	2008	2007
ASSETS		
Current		
Cash and cash equivalents	$ 426,494	$ 775,577
Tax credits receivable (Note 2)	260,542	-
Sales tax recoverable	45,816	158,143
Loans receivable (Note 3)	56,400	105,000
Prepaid expenses and sundry assets	11,000	178,388
	800,252	1,217,108
Mining claims and deferred exploration expenditures (Note 4)	11,168,286	10,244,090
	$ 11,968,538	$ 11,461,198
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 5)	$ 293,500	$ 313,330
Long term debt - current portion (Note 6)	125,000	225,000
	418,500	538,330
Long term debt (Note 6)	60,000	-
Future income taxes (Note 9)	776,000	688,000
	1,254,500	1,226,330
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	16,102,070	15,038,822
Contributed surplus (Note 8)	3,544,866	3,451,421
Deficit	(8,932,898)	(8,255,375)
	10,714,038	10,234,868
	$ 11,968,538	$ 11,461,198

Approved by the Board

Director "Louis Hoel"   Director "Peter H. Smith"

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Deficit
For the Year Ended December 31, 2008

	2008	2007
Deficit, beginning of year	$ (8,255,375)	$ (5,773,711)
Net loss and comprehensive loss	(677,523)	(2,481,664)
Deficit, end of year	$ (8,932,898)	$ (8,255,375)

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Operations
For the Year Ended December 31, 2008

	2008	2007
Income	$ 8,836	$ 93,446
Expenses		
Shareholder information	358,366	429,066
Operating expenses	277,603	240,823
Management fees and salaries (Note 7)	193,430	238,600
Property investigation	175,917	833,757
Stock based compensation	43,043	1,422,264
	1,048,359	3,164,510
Loss before income taxes	(1,039,523)	(3,071,064)
Income tax recovery (Note 9)	(362,000)	(589,400)
Net loss and comprehensive loss	$ (677,523)	$ (2,481,664)
Net loss per share	$ (0.01)	$ (0.05)
Fully diluted loss per share	$ (0.01)	$ (0.05)
Weighted average number of shares - basic	52,478,008	46,653,929
Weighted average number of shares - fully diluted	52,478,008	46,804,508

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2008

	2008	2007
Cash provided by (used in):		
Operating activities		
Net loss	$ (677,523)	$ (2,481,664)
Adjustments for items not affecting cash		
Future income taxes	(362,000)	(589,400)
Stock based compensation	43,043	1,422,264
	(996,480)	(1,648,800)
Changes in non-cash components of working capital		
Sales tax recoverable	112,327	(82,037)
Loans receivable	48,600	(105,000)
Prepaid expenses and sundry assets	167,388	(175,093)
Accounts payable and accrued liabilities	(19,830)	(116,335)
Accounts payable - other	(50,000)	-
	(737,995)	(2,127,265)
Investment activities		
Mining claims and deferred exploration expenditures	(1,073,938)	(1,725,863)
Financing activities		
Issuance of common shares	1,456,850	-
Exercise of options	6,000	435,000
Advances from related parties	-	14,802
Exercise of warrants	-	290,560
	1,462,850	740,362
Decrease in cash and cash equivalents	(349,083)	(3,112,766)
Cash and cash equivalents, beginning of year	775,577	3,888,343
Cash and cash equivalents, end of year	$ 426,494	$ 775,577
Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes

Premier

HARRIS & Partners Chartered Accountants

1. Summary of significant accounting policies

Nature of operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Cash and cash equivalents

Cash and cash equivalents comprise cash, bank balances and highly-liquid short-term investments initially maturing within three months of their acquisition date.

Credit on mining duties refundable and refundable tax credit for resources

The Company is eligible for a refundable credit on mining duties under the Quebec Mining Duties Act. This refundable credit on mining duties is equal to 12% of expenses incurred for mining activities in Quebec and is recognized as a credit under deferred expenditures.

The Company is also eligible for a refundable tax credit for resources for mining industry companies in relation to eligible expenses incurred. The refundable tax credit for resources represents up to 38.75% of the amount of eligible expenses incurred. This tax credit is recognized as a credit under deferred expenditures.

Mining claims and deferred exploration expenditures

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred net of government assistance received, until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

1. **Summary of significant accounting policies** (cont'd)

Use of estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Foreign currency translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

1. **Summary of significant accounting policies** (cont'd)

Accounting changes

The CICA issued section 1506 of the CICA Handbook, "Accounting Changes", which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact the Company's financial statements.

Financial instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

Changes in accounting policies and future accounting policy changes

Capital disclosures

On January 1, 2008, the Company adopted the CICA Handbook Sections 1535 "Capital Disclosures". The adoption of this standard requires specific disclosure of (i) an entity's objectives policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The required disclosures are presented in note 14.

Inventory

On January 1, 2008, the Company adopted CICA Handbook Sections 3031, "Inventories", which eliminates the use of a LIFO (last-in-last-out) based valuation approach for inventory. As the Company at this time did not hold any inventory, the adoption of this standard did not have an impact on the Company's net loss or financial position.

Financial instruments - disclosures and presentation

On January 1, 2008, the Company adopted CICA Handbook Section 3862 "Financial Instruments - Disclosures" and CICA Handbook Section 3863 "Financial Instruments - Presentation". The adoption of these standards increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

1. **Summary of significant accounting policies** (cont'd)

Goodwill and intangible assets

As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064, "Goodwill and Intangible Assets", which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on the Company's financial statements.

2. **Tax credits receivable**

Quebec refundable credit on mining duties at 12%:	2008	2007
2005	$ 9,529	$ -
2006	106,845	-
2007	144,168	-
	$ 260,542	$ -

3. **Loans receivable**

	2008	2007
Loan receivable is due from Optimus Asset Management Inc., a company related to a shareholder and director of the company. The loan is non-interest bearing, unsecured and due on demand.	$ 30,000	$ 105,000
Loans receivable from shareholders and officers of the Company, are non-interest bearing, unsecured and will be repaid within the year.	26,400	-
	$ 56,400	$ 105,000

4. **Mining claims and deferred exploration expenditures**

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 933,053	$ 160,800	$ 1,093,853
Exploration	9,144,987	762,535	9,907,522
Pembroke, Maine, USA			
Acquisition	166,050	861	166,911
	$ 10,244,090	$ 924,196	$ 11,168,286

4. **Mining claims and deferred exploration expenditures** (cont'd)

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profit royalty. The claims were acquired from Gold Belt Mining Ltd.

On November 19, 2007, the Company acquired the remaining interest in claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28, 2008 in order to earn the remaining 25% interest. The claims are subject only to a 5% net profit royalty on net profits in excess of $250,000. During 2008, the Company renegotiated the payment terms of the agreement. Under the new terms of the company will earn the remaining 50% interest by June 30, 2010. The balance of the purchase price is included in long-term debt.

On March 3, 2008, the Company acquired five additional contiguous claims located in Bellechasse Township, Quebec on the following terms: (i) $25,000 cash payment and the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 upon signing the agreement and (ii) the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 on or before December 31, 2008. The claims would not be subject to any royalties.

On May 14, 2008 and as amended on September 5, 2008, the Company entered an options agreement to acquire twenty-two additional contiguous claims located in Bellechasse Township, Quebec on the following terms; (i) $25,000 cash payment and the issue of 80,000 common shares values at $0.16 for $12,800 upon signing the agreement; (ii) $35,000 cash payment, the issue of 120,000 common shares valued at a deemed price to be determined as being the closing price of the common shares of the Company on the TSX Venture Exchange on the day before June 6, 2009 and property expenditures of $50,000 on or before June 6, 2009; (iii) $75,000 cash payment, the issue of 150,000 common shares valued at a deemed price to be determined as being the closing price of the common shares of the Company on the TSX Venture Exchange on the day before June 6, 2010 and property expenditures of $75,000 on or before June 6, 2010 and (iv) property expenditures of $100,000 on or before June 6, 2011. The claims would be subject to a royalty in favor of the optionors of 3% of the net smelter returns from mineral substances extracted from the property. The Company shall have the right to purchase the first 2% of the royalty for $500,000 per 1%. The total cost of the first 2% will be $1,000,000. The final 1% of the royalty can be purchased for a total sum of $3,000,000.

The property now consists of approximately 1,300 claims for a total of 47,837 hectares (118,205 acres).

During 2008, the Company received a grant of $420,490 from the Ministry of Revenue of Quebec in connection with expenditures on the property for the year ended December 31, 2007.

During 2008, the Company recognized tax credits receivable in the amount of $260,542 for the years 2005 to 2007 (Note 2). The tax credits receivable have been applied to reduce deferred exploration expenditure additions in the year.

4. **Mining claims and deferred exploration expenditures** (cont'd)

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the state of Maine, U.S.A. and described as follows:

Mains Properties - containing approximately 160 acres.

Gardner Property - containing approximately 67 acres.

Part of Wilder Properties - containing approximately 15 acres.

The properties were acquired for $122,375 ($125,000 USD).

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USD).

5. **Accounts payable and accrued liabilities**

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At December 31, 2008, this amount is still outstanding and bears interest plus costs.

6. **Long term debt**

	2008	2007
Liability for the purchase of mining claims in Bellechasse Township, Quebec (Note 4)	$ 185,000	$ 225,000
Less: Current portion	125,000	225,000
	$ 60,000	$ -

7. **Related party transactions**

By directors' resolution dated April 9, 2008, it was resolved that the current president of the Company be paid a salary of $150,000 for the year ended December 31, 2008.

During 2008, the Company was charged management fees and salaries in the amount of $146,145 (2007 - $163,600) by the current president of the Company. Of this amount $48,715 (2007 - $54,000) has been applied to deferred exploration expenditures.

7. **Related party transactions** (cont'd)

During 2008, the Company was charged management fees in the amount of $96,000 (2007 $88,000) by 9132-8757 Quebec Inc., a company owned by the vice-president of the Company.

During 2008, the Company was charged management fees in the amount of Nil (2007 - $13,500) from 154327 Canada Inc., a company controlled by the past president of the Company.

During 2008, the current president of the Company was entitled to reimbursement of expenses of $46,633 (2007 - $62,299).

During 2008, a director and officer of the Company was entitled to reimbursement of expenses of $16,718 (2007 - $43,931).

During 2008, the past President of the Company was entitled to reimbursement of expenses of Nil (2007 - $30,154) for executive office services.

On December 4, 2007, as part of a settlement negotiated, the Company issued 380,000 common shares on the exercise of 380,000 options to a shareholder and past officer of the Company and to 154327 Canada Inc. at a price of $0.15 per share to settle debt in the amount of $57,000.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. **Share capital**

Common shares

a) **Authorized**

Unlimited Common shares	Number of shares	Amount
Balance, December 31, 2006	44,931,579	$ 14,578,137
Issued for mining claims	166,668	50,000
Issued on exercise of warrants	1,452,800	290,560
Issued on exercise of options	2,700,000	435,000
Exercise of options for debt	380,000	57,000
Reduction for future income tax liability	-	(722,400)
Fair value of warrants exercised	-	138,369
Fair value of options exercised	-	212,156
Balance, December 31, 2007	49,631,047	15,038,822
Issued for cash-net of issue costs	13,057,562	1,456,850
Issued for mining claims	480,000	100,800
Issued on exercise of options	40,000	6,000
Reduction for future income tax liability	-	(450,000)
Fair value of brokers warrants issued as commission	-	(50,402)
Balance, December 31, 2008	63,208,609	$ 16,102,070

8. Share capital (cont'd)

a) Authorized

On June 18, 2008, the Company issued 2,150,000 flow-through common shares by way of a private placement at a price of $0.20 per share for $430,000. In conjunction with this placement, the Company paid commissions of $27,950 and issued broker warrants to purchase 139,750 common shares at a price of $0.24 per share, expiring December 18, 2009.

On July 11, 2008, the Company issued 3,764,706 flow-through common shares by way of a private placement at a price of $0.17 per share for $640,000. In conjunction with this placement, the Company paid commissions of $41,600, and issued broker warrants to purchase 114,706 common shares at a price of $0.24 per share, expiring January 11, 2010.

On December 12, 2008, the Company issued 7,142,856 flow-through common shares of a private placement at a price of $0.07 per share for $500,000. In conjunction with this placement, the Company paid commissions of $43,600, and issued brokers warrants to purchase 571,428 common shares at a price of $0.07 per share for the first 12 months and thereafter at a price of $0.10 for a period of 12 months, expiring December 12, 2010.

During 2008, the Company issued 480,000 common shares as part of agreements to purchase mining claims (Note 4).

During 2008, 40,000 purchase options were exercised in exchange for 40,000 common shares for gross proceeds of $6,000.

During 2007, 1,452,800 purchase warrants were exercised in exchange for 1,452,800 common shares for gross proceeds of $290,560.

During 2007, 2,700,000 purchase options were exercised in exchange for 2,700,000 common shares for gross proceeds of $435,000.

On December 10, 2007, the Company issued 166,668 common shares as part of an agreement of November 19, 2007 at a price of $0.30 per share, in order to earn 25% of the interest in mining claims (Note 4).

On December 4, 2007, as part of settlement negotiated, the Company issued 380,000 common shares on the exercise of 380,000 options to a shareholder and past officer of the Company and to 154327 Canada Inc. at a value of $0.15 per share, to settle debt in the amount of $57,000.

8. **Share capital** (cont'd)

b) **Contributed surplus**

	2008	2007
Balance, beginning of year	$ 3,451,421	$ 2,379,682
Fair value of stock based compensation	43,043	1,422,264
Fair value of purchase warrants issued as commission on private placements	50,402	-
Reallocation to share capital on exercise of options and warrants	-	(350,525)
Balance, end of year	$ 3,544,866	$ 3,451,421

c) **Warrants issued and outstanding**

	Number of Warrants
Balance, December 31, 2006	9,594,943
Exercised during 2007	(1,452,800)
Expired unexercised	(2,167,143)
Balance, December 31, 2007	5,975,000
Expired unexercised	(5,975,000)
Issued as commissions on private placements	825,884
Balance, December 31, 2008	825,884

The fair value of the 825,884 purchase warrants granted as commissions on private placements during the year ended December 31, 2008, was $50,402 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free rate of 2.66%, average expected life of 1 to 1.5 years, expected volatility of 143% - 147% and no expected dividends.

9. **Income taxes**

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2008	2007
Combined federal and provincial income tax rates	30.90%	36.12%
Expected income tax recovery at statutory rates	$ (321,000)	$ (1,109,400)
Non-deductible items	67,000	514,000
Expired losses	46,000	-
Effect of future tax rates	(154,000)	-
Other items	-	6,000
Future income tax recovery	$ (362,000)	$ (589,400)

9. Income taxes (cont'd)

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax liabilities	2008	2007
Renounced expenditures	$ 1,674,000	$ 1,454,000
Operating loss carry forwards	(796,000)	(636,000)
Share issue costs	(102,000)	(130,000)
	$ 776,000	$ 688,000

As at December 31, 2008, the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

2009	$ 99,000
2010	197,000
2014	142,000
2025	91,000
2026	138,000
2027	945,000
2028	964,000
	$ 2,576,000

As at December 31, 2008, the Company had exploration and development expenses totaling approximately $5,748,000 (2007 - $6,220,000) available to reduce future year's taxation income.

10. Stock based compensation

A summary of the status of the Company's employee stock option plan as of December 31, 2008 and 2007 and changes during the years then ended are as follows:

	Number of options	2008 Weighted Average Exercise Price	Number of options	2007 Weighted Average Exercise Price
Outstanding, beginning of year	5,165,000	$ 0.32	8,794,000	$ 0.27
Issued during the year	400,000	0.35	4,310,000	0.35
Exercised during the year	(40,000)	(0.15)	(3,080,000)	(0.17)
Cancelled during the year	(250,000)	(0.32)	(4,859,000)	(0.37)
Expired during the year	(189,000)	(0.14)	-	-
Outstanding, end of year	5,086,000	$ 0.33	5,165,000	$ 0.32

10. Stock based compensation (cont'd)

In accordance with the Company's stock based compensation policy, the fair value of the 400,000 stock options issued during the year ended December 31, 2008, was $43,043 based on the date of grant using Black-Scholes option pricing model with the following assumptions: average risk-free rate of 2.66%, expected life of 2-3 years, expected volatility of 142-150% and no expected dividends.

In accordance with the Company's stock based compensation policy, the fair value of the 4,310,000 stock options issued during the year ended December 31, 2007, was $1,422,264 based on the date of grant using Black-Scholes option pricing model with the following assumptions: average risk-free rate of 4.13%, expected life of 3 years, expected volatility of 485% and no expected dividends.

At December 31, 2008, the following employee stock options were outstanding:

Options	Price	Expiry
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
10,000	0.20	April 4, 2010
22,000	0.20	April 4, 2010
100,000	0.25	May 19, 2010
400,000	0.15	February 24, 2009
4,260,000	0.35	September 30, 2010
200,000	0.35	April 10, 2011

11. Supplemental disclosure with respect to cash flows

During the year ended December 31, 2008 the Company issued 480,000 common shares with a value of $100,800 as mineral property acquisition costs.

During the year ended December 31, 2007, the Company issued 166,668 common shares with a value of $50,000 as mineral property acquisition costs and 380,000 common shares were issued with a fair value of $57,000 as debt repayment.

12. Commitments

By option agreement dated May 14, 2008 and as revised on September 5, 2008 (Note 4) the Company was granted an option to acquire a 100% undivided interest in certain mining claims in Bellechasse Township, Quebec. In order to earn the interest the Company is obligated to make cash payments, issue common shares and incur exploration expenditures as follows:

	Cash	Shares	Property expenditures
2009	$ 50,000	150,000	$ 10,000
2010	75,000	200,000	150,000
2011	-	-	250,000
	$ 125,000	350,000	$ 410,000

12. Commitments (cont'd)

During 2008, a claim was filed against the Company by a vendor. The action alleges an unpaid debt owing to the vendor totalling $108,120 and an additional unspecified amount of damages. Management assessed that its premature to determine the likely outcome of this action. Included in accounts payable is $73,868 payable to the vendor.

13. Financial instruments

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable and loans receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and long-term debt are classified as other financial liabilities.

The Company has no "other comprehensive income" during the year ended December 31, 2008.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

Currency risk

The Company's property interests in United States make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the US Dollar, the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Credit risk

The Company's cash and cash equivalents are held in Canadian and U.S. financial institutions. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company's accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities and other accounts payable are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

14. Management of capital risk

The Company defines capital that it manages as the aggregate of its shareholders' equity. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristic of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisitions, selected with regards to the the expected timing of expenditures from continuing operations.

The Company is currently assessing financing alternatives for its exploration plans and operations through its current operating period.

15. Comparative figures

Certain 2007 comparative figures have been reclassified in order to conform with the financial statement presentation adopted for 2008 .

16. Subsequent events

Subsequent to the year end the Company has granted incentive stock options to a director to purchase 525,000 common shares of the Company at a price of $0.12 per share for a period of three years ending February 17, 2012.

GOLDEN HOPE
MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

Twelve month period ended December 31st 2008

Introduction:

This Management's Discussion and Analysis ("MD&A") of results of operations and financial condition of Golden Hope Mines Limited ("Golden Hope" or "the Company") describes the operating and financial results of the Company for the twelve month period ended December 31st; 2008. The MD&A supplements do not form part of the Financial Statements of the Company and should be read in conjunction with Golden Hope's audited Financial Statements and related notes for the nine month period ended December 31st, 2008.

The Company prepares and files its Financial Statements in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts herein are in Canadian currency unless otherwise specified.

Forward-looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. The use of any of the words "believe", "expect", "estimate", "will", "should", "intend" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes these expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included herein should not be unduly relied upon. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and, accordingly, is subject to change after such date. We expressly disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

Date of MD&A

This MD&A was prepared using information that is current as at April 15th, 2009, unless otherwise stated.

Overall Performance

Golden Hope Mines Limited is a junior mining company focused on the exploration acquisition and development of potentially large-scale gold and base metal projects with both underground and open-pit mining potential. Golden Hope's projects are located in Quebec, Canada.

Mineral Properties

The Company's exploration focus is a large group of mineral claims in the Bellechasse – Chaudière area of Quebec, Canada (south east of Quebec City).

Bellechasse Gold Project

The 100% owned Bellechasse property is located south east of Quebec City at the end of the Appalachian range of mountains. The property consists of approximately 900 claims totaling 38,740ha (95,727 acres). It covers over 85% of a known mineralized belt. The Quebec property covers an area of continental collision in which transform faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt. Widespread gold mineralization has historically been found between Bellechasse and west of the Chaudière River.

Mineralization with potential economic interest is hosted in zones of fracturing and brecciation in the older intrusives or other pre-existing competent rocks in structural features related to regional trans-current/transform faults.

Regional prospecting has located a series of post-Taconic ultrabasic bodies with associated alteration zones that contain base and precious metals. A detailed examination including mapping, sampling and diamond drilling is underway.



Legend
Devonian
Calcareous Sediments
Ordovician
Gabbro, Diorite
Magog Group : Siltstone, Mudstone, Shale, Sandstone
St. Daniel (mélange)
Cambrian
Rosaire (paraschist)
Caldwell Group
Alkali Basalts
Arkose, Mudstone
Serpentinite
Serpentinized Ultramafic Rocks
Paragneiss
Fault
Golden Hope Mines Claims
Gold showing / deposit
Zn-Au-Cu-Ag showing / deposit
Ni-Zn-Cu-Au showing / deposit
Pt showing
Towns
Eastern Metals
Timmins / Ascot
Saint Magloire
Lafayette
Lac Etchemin
Riviere des Plantes
Chute du Bras
(placer)
Beauceville
St. Georges
Guadeloupe Fault
Baie Verte Brompton Fault
5160000N
380000E
MAINE
N
Coordinates NAD 83 - Zone 19
0 kilometres 20
Golden Hope Mines Limited
Bellechasse Project
Regional Geology and Property Map
October 30, 2008

Claim map as of December 2008

Background Information

Timmins Gold Deposit

The Timmins gold zone is hosted by an early diorite intrusive emplaced in Lower Palaeozoic sediments of southeastern Quebec. Gold was first confirmed in the Bellechasse area in 1950, and the Ascot and Timmins 1 zones were discovered at that time.

A third mineralized body was indicated by shallow diamond drilling in 1952 and referred to as the Timmins South Zone (now called Timmins 2). Due to thick overburden, trenching did not reach bedrock and the mineralized zone was not exposed. Little subsequent work was done until the current program began in the fall of 2006.

The Timmins 1, Timmins 2, and Ascot zones appear to be parts of one structural system. These three mineralized zones lie within an area measuring approximately 150 meters by 450 meters.

Management believes that, because of the geological setting, these mineralized zones show potential for significant continuity to depth (at least 1,000 meters). The deepest diamond drill hole at Timmins 1 reached 308 metres below surface and confirmed vertical continuity of the mineralized system.

The Ascot Zone in Lot 10, Range 2 Bellechasse Township has been exposed by trenching along a strike length of 210 metres where the overburden cover is less than two metres, and channel sampling of the exposed portion will

be completed shortly. Additional trenching to the west and to the east followed by diamond drilling for structure and possibly large-diameter drilling to establish grade is planned.

Timmins Gold deposit (Quebec):

Exploration program 2008:

In the past two years much has been achieved in defining and expanding the promising Timmins gold prospects and identifying the geological environments in which that style of mineralization may be repeated elsewhere within the Company's property in the Bellechasse belt of southeastern Quebec.

Timmins Gold Deposit Highlights:

2006: Large diameter down-hole hammer drilling yielded up to 12g/t Au; first results from the newly formed team.

2007: Diamond drilling and trenching on mineralization near the historic Timmins Zone identified a predicted Timmins 2 Zone. T2 is the structural twin of the original mineralized intrusive discovered in 1952. 40 metres of trench sampling was also completed on T1. Samples of ~80kgs for each metre of trench returned a continuous 3.8 g/t Au over 38m. These results confirm that with larger samples, grades increase substantially (almost 80% higher) when compared to the 2003 and 2004 diamond drill assays results.

Assays on T2 diamond drill core yields up to 7.5g/t Au over 6.45m.

2008: Extensive diamond drilling program on T2 intrusive identified two distinct mineralized zones. The interpretation of the data significantly increased the size of the T2 mineralized structures and has allowed a much better understanding of the Timmins style mineralization. Result highlights include 8m of 3.48g/t Au. A large trench/pit was blasted at the onset of winter and will be sampled in the spring of 2009. Large samples (200 to 300+ kg) will be crushed to ½ inch. Sub-samples will be taken to our warehouse for further crushing, splitting and 1kg samples sent for standard fire assays. Results will be published when available.

Compilation of 50 years of data shows higher grade mineralized zones in Timmins 1 and 2 that appear to have horizontal and vertical continuity. They also demonstrate excellent potential for these zones to extend horizontally outside of current explored areas and to depth.

Extensive structural mapping of the Bellechasse belt has defined criteria to identify other 'Timmins type' mineralized zones. Three potential Timmins type intrusives have been identified in the Bellechasse belt by mapping and the completion of our 2008 structural interpretation. The limits of one target anomaly have been defined by a geochemical survey that rated the potential for gold mineralization at 4.5 out of 6. The two other target areas will be tested in a similar fashion in 2009.

Throughout the spring, summer and fall of 2008, an extensive exploration program was continued on the Bellechasse - Chaudière group of claims in Quebec.

The goals of the program were as follows:
- Define the extent of the mineralization on the Timmins 2 deposit below surface
- Map and explore at surface the multiple ultramafic targets staked in 2007 – 2008
- Select potential ultramafic and other regional targets for follow-up drill testing

In the spring of 2008, a regional structural and geophysical study was completed. The results are an important guide for the current exploration program.

A new drill program was announced on June 19th, 2008. The first phase was designed to further define the structure, continuity, and extent of mineralization at depth in the Timmins 2 gold-bearing zone.
The program continued throughout the summer as the drilling confirmed the continuity of structure and mineralization. Logging of the cores shows geology similar to Timmins 1 as well as multiple occurrences of visible gold from near surface to approximately 200 metres depth reached by the deepest holes.

Result highlights include:
8 meters 3.48 g/t Au average
4 meters of 3.42 g/t Au average
4 meters of 2.317 g/t Au average
2 meter of 2.26 g/t Au average

Hole BD 2008-92, the deepest hole drilled into the Timmins 2 zone, in addition to 4.35g/t in a six meter core section beginning at 130m returned 1.36 g/t Au over one meter of core at 300m demonstrating that mineralization is open at depth. More complete results are published in the table below as well as on our website. Cross sections of the Timmins 2 mineralized zones are also posted on our website.

The 2008 program allowed our technical team to better define the geology and structure of the Timmins gold deposit adjacent to previous positive drill results obtained during the 2007 diamond drilling program.

We now have two mineralized intrusives: Timmins 1 which is the historical deposit found in 1952 and Timmins II which was uncovered by GNH in 2007 and partially defined by diamond drilling in 2008.

Both mineralized intrusives contain horizontal (flats) and vertical to steeply dipping auriferous quartz veins. Gold is present in small clusters of nuggets. Both in T1 and T2, the vertical to steeply veins, are traceable over significant distances (metres) and returned higher assay results. In the 2008 drill program, a vein system dipping southeast at approximately 70 degrees has been traced down-dip sub-parallel to the southeast intrusive contact.

During the 2008 program, GNH also completed a geochemical soil survey on a target with Timmins-style mineralization. The target received a 4.5 rating out of 6. This is very encouraging and will be followed by additional exploration work in 2009.

Stripping/drilling, mapping and sampling of this prospect will be part of the 2009 exploration program.

Two additional areas favourable for hosting Timmins type deposits have been identified from the efforts of the past two years and warrant similar geochemical sampling with detailed follow-up investigations.

Results of 2008 Diamond Drill Program on Timmins II:

Hole No.	From (m)	To (m)	Interval (m)	Au Result (g/t)
BD2008-79	86	87	1.000	1.310
BD2008-80	122	123	1.000	1.465
BD2008-82	198.5	199.5	1.000	1.035
BD2008-83	130.0	131.0	1.000	1.989
BD2008-84	76.0	77.0	1.000	1.009
and	94.0	95.0	1.000	1.275
BD2008-86	41	45	4	3.418
including	42	43	1.000	8.539
and	60.0	61.0	1.000	1.778
BD2008-87	13.0	14.0	1.000	3.633
and	22.0	24.0	2.000	1.515
and	27.0	29.0	2.000	2.263
and	40.0	42.0	2.000	1.811
BD2008-88	20.0	22.0	2.000	1.028
and	46.0	50.0	4.000	2.317
including	46.0	47.0	1.000	6.746
and	63.0	64.0	1.000	6.727
BD2008-90	14.0	14.5	0.500	9.299
and	29.5	30.5	1.000	2.036
and	48.0	49.0	1.000	7.423
BD2008-92	132.0	140.0	8.000	3.477
including	138.0	139.0	1.000	8.891
and	182.0	185.0	3.000	1.301
and	187.0	188.0	1.000	1.105
and	204.0	205.0	1.000	1.263
and	210.0	211.0	1.000	2.576
and	300.0	301.0	1.000	1.367

GNH systematically reprocesses positive drill samples with total pulp metallic preparation in order to lessen the nugget effect.

Map of mineralized zones on Timmins 1 and 2


Legend
Trench 2
Trench 1
Trench 3
T4 Zones
T2 Zones
Scale - 1:500
metres
Golden Hope Mines Limited
Bellechasse Project
Surface Geology and
Mineralization
Timmins Zones

Ascott Vein

A total of 68 preliminary samples were collected from seven trenches across the Ascot vein, which is part of the large Timmins gold deposit (see accompanying maps). Sample weights ranged from approximately seven to 37 kg, for a total of 1,473 kg. Each sample was crushed, quartered, and four cuts of one kg each were sent for standard fire assay at Eastern Analytical Limited of Springdale, Newfoundland.

Individual assays ranged from 0 to 34 g/t, while the weighted average gold content for those of the 68 samples taken from within the vein range from mineralized background (more than 150 ppb) to a maximum of 4.38 g/t.

Partnership: In 2009 Golden Hope Mines is actively seeking a partner for its exploration work on the Bellechasse belt. This will allow our team to focus on exploring the potential of the ultramafic intrusives. The company used the PDAC (Prospector and Developer Association of Canada) convention in Toronto to meet with prospective parties that may be interested in such a joint venture opportunity. Our project was well received and discussions are ongoing.

Ultramafic:

The relation between the placer gold deposits of the Chaudiere River and tributaries with ultrabasic rocks is under investigation in the course of exploring these intrusives for base and precious metals.

Following the prompt completion of drilling on the Timmins zones, the equipment was moved to test several other key and highly promising ultramafic targets in the Bellechasse-Chaudière property.
The large number of claims staked and acquired to cover ultramafic in the last twelve months is the focus of this year's exploration program.

Field work on the ten ultramafic targets is ongoing at the known mineral showings within the claims and will extend along the observed/interpreted contacts, with special attention to areas of structural disturbance that may provide favourable conditions for mineral accumulation. Historical data together with results of an extensive geophysical and structural study have defined priority drill targets.

Ultramafic rocks are generally enriched in copper, nickel, cobalt, gold, silver, and platinum group metals. Under favourable conditions, alteration of ultramafic rocks to serpentinites is accompanied by release of water, silica, and carbonates that can collect, transport, and re-deposit these metals.

Our experience with mineralization associated with serpentinites led the Company to investigate several in the Bellechasse–Chaudière area. Early results indicate that the geochemical processes that have resulted in development of cobalt and nickel deposits, for example those at Bou Azzer, Morocco, were active in south-eastern Quebec, as indicated by the Eastern Metals copper and nickel bodies near St Fabien, Quebec.

The association of gold with serpentinized rocks was observed at Bou Azzer in extensive, but not particularly obvious silicification of both the wall rocks and, to a lesser extent, of the ultrabasic bodies themselves. Justification for this part of the exploration program lies in the gold mineralization observed along the contacts of the serpentinites. The Company has an estimated 100+ kilometers of serpentinite contact to explore.

Fall 2007: Golden Hope stakes approximately 600 claims on a series of ultramafic intrusives adjacent and along strike from the Bellechasse belt. Objective: explore these for classic Cu, Co, Ni, PGM and secondary Au combination deposits. Gold derived from the Ultrabasics could be the source of the well known Beauce Placer deposits. These alluvial deposits were mined from the early 1800's into1950's.

2008: Acquires Chute de Bras claims and Rivière des Plante. Mapping and sampling of the smaller ultramafic intrusives and Chute de Bras was completed with over 800 rock samples taken. A portion of the Chute de Bras prospect was mapped in detail.

Two diamond drill holes were completed on Rivière des Plante. One DDH tested a ground IP anomaly identified by the previous exploration program completed by Messers Venditelli and Gartner. The second drill hole confirmed an area of significant silicification reported in diamond drill logs dating from the 1950s. These drill holes did not contain economic mineralization. The core intersected several previously undocumented geological environments that can potentially host gold.

2009 program:
Mapping, bedrock and geochemical sampling will be completed over interesting sections of the ultramafic intrusions to identify drilling targets.

Rivière des Plante:
The 2009 program will start in April and include mapping, geochemical surveying and/or drilling on as yet to be defined targets. Expectations are for targets of primary Ni – Cu – Pt – Pd mineralization with associated Au.

Chute du Bras:
A more complete mapping of the very large Chute de Bras ultrabasic will start in the spring. The usual rock and geochemical sampling will take place as well as a diamond drilling program on confirmed targets.

A few of the ultrabasic intrusives sampled in 2008 (Ste Lucie) will be revisited with a better understanding of the regional setting allowing for more focused investigation.

Coucou: VMS type target
This large base metal sulphide target (3.5 km long) was investigated by 8 diamond drill holes in late 2007. Assay results were not encouraging. Nevertheless, a 2008 regional geophysical study identified a more favorable area close to the area drilled as being highly prospective. This geophysical target area will be covered by geochemical soil surveys. If targets are defined, they will be tested by diamond drilling.

Qualified Persons

Mr. James Tilsley P. Eng and Mr. Hendrick Veldhuyzen, P. Geo are both independent Qualified Persons under the standards set forth by National Instrument 43-101. and the Company's designated Qualified Persons for the purposes of mineral exploration.

Capital Resources

Financings

In 2008 GNH returned to the capital market to finance it's current exploration program. On June 6, 2008 it raised $430,000 through the issuance of 2,150,000 flow through shares at a price of 20 cents per share. On July 11, 2008 it raised $640,000 through the issuance of 3,764,706 flow through shares at a price of 17 cents per share. The company is still in negotiations with multiple parties to add to its treasury through additional financing.

On December 15th the company completed a private placement by issuing 7,142,856 flow-through common shares to two limited partnerships associated with MineralFields Group at a price of $0.07 per share, for gross proceeds of $500,000.

During the year, the company also received $420,000 incentive payments from the Quebec Government related to the 2007 and previous exploration campaign.

During the year ended December 31, 2007, 2,630,000 options were exercised to purchase common shares at a price of $0.15 per share for $394,500 cash, 400,000 options were exercised to purchase common shares at a price of $0.20 per share for $80,000 cash an additional 50,000 options were exercised to purchase common shares at a price of $0.35 per share for $17,500 cash and 1,452,800 warrants were exercised to purchase common shares at a price of $0.20 per share for $290,560 cash.

On February 22, 2008, 40,000 options were exercised by a Director to purchase common shares at a price of $0.15 per share for $6,000 cash.

As at December 31, 2008 the Company's cash, cash equivalents and short-term investments were $426,494.

On February 18th 2009, Golden Hope announced the appointment of William C. Needham to its Board of Directors.
Mr. Needham is Managing Director of ALCO, LLC, a corporate advisor to several developing companies. Over the years, Mr. Needham has served as an independent director to a number of public and private companies. He has served on both audit and compensation committees.
Mr. Needham spent 12 years at the investment-banking firm of Oppenheimer & Co., where he held numerous positions, including directing functions of the back office, the syndicate department, and as a registered broker, managing accounts of institutional and high-net-worth individuals and as a specialist in the firm's corporate leveraged buy-out business.
Mr. Needham holds a BA degree from Wesleyan University, Middletown, Connecticut. Under an AIESEC Fellowship in international banking, he worked in England and Norway with Privatbanken A/S.
The Board has granted incentive stock options to Mr. Needham to purchase 525,000 common shares of Golden Hope at a price of $0.12 per share for a period of three years ending February 17, 2012.
Mr. Needham replaces Andre Douchane, who has stepped down from the board. Mr. Douchane has notified the president of Golden Hope Mines that he can no longer serve as a Director of the company due to his increased responsibilities and commitments with the other companies and boards that he serves on.

Results of Operations

Summary of Quarterly Results

The following tables set out financial performance highlights for the last eight quarters and were prepared in accordance with Canadian GAAP.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07
Revenues	$-	$155	$1.463	$7,217	$9,880	$24,588	$30,618	$28,360
Expenses	183,587	168,950	77,844	255,978	1,402,289	588,009	321,822	262,990
Net income (loss)	(183,587)	(168,795)	(76,381)	(248,761)	(1,392,409)	(563,421)	(291,204)	(234,630)
Net income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$0.01	$(0.02)	$(0.01)	$(0.01)	$(0.01)
Cash flow from (used in) operations	(578,489)	93,808	(142,831)	(110,483)	(679,760)	(476,644)	(442,732)	(528,129)
Cash & cash equivalents, end of period	426,494	492,483	325,123	358,314	775,577	2,040,616	2,660,000	3,194,888
Assets	11,968,538	12,057,535	12,138,036	11,283,207	11,461,198	11,705,747	11,905,454	11,828,829
Long-term liabilities	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0	0	0

Summary of Annual Results

The following tables set out financial performance highlights for the past three fiscal years, prepared in accordance with Canadian GAAP.

	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Revenues	$8,836	93,446	$7,680
Expenses	686,359	2,575,110	1,431,932
Net income (loss)	(677,523)	(2,481,664)	(1,424,252)
Net income (loss) per share	$(0.01)	$(0.05)	$(0.05)
Cash flow from (used in) operations	(737,995)	(2,127,265)	(55,001)
Cash & cash equivalents, end of period	426,494	775,577	3,888,343
Assets	11,968,538	11,461,198	7,210,970
Long-term liabilities	0	0	0
Dividends	0	0	0

Golden Hope's operations during the year ended December 31, 2008 were focused on exploration. During the year ended December 31, 2008, the Company's expenses decreased to $686,359 from $2,575,110 for the year ended December 31, 2007 due to decreased overhead costs associated with the closing of the executive office formerly located in Montreal. For this reason, the Company's net loss for the year ended December 31, 2008 decreased to $677,523 from $2,481,664 for the year ended December 31, 2007.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Transactions with Related Parties

Notes for $30,000 are receivable from a company in which the Vice President and a director of the Company has an interest, are non-interest bearing, unsecured and due on demand.

By directors' resolution dated April 9, 2008, it was resolved that the president of the Company be paid a salary of $150,000 for the year ended December 31, 2008.

The Company was charged management fees and salaries in the amount of $146,145 (2007 - $163,600) by the current president of the Company. Of this amount $48,715, (2007 - $54,000) has been applied to deferred exploration expenditures.

The Company was charged management fees in the amount of $96,000 (2007 - $88,000) by 9132-8757 Qubec Inc., a company owned by the vice-president of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounting Changes

The CICA issued section 1506 of the CICA Handbook, "Accounting Changes", which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact the Company's financial statements.

Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity". "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

Change in Accounting Policies and Future Accounting Policy Changes

Caital Disclosures

On January 1, 2008, the Company adopted the CICA Handbook Sections 1535 "Capital Disclosures". The adoption of this standard required specific disclosure of (i) an entity's objectives policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not compliedf, the consequences of such non-compliance. The required disclosures are presented in note 14.

Inventory

On January 1, 2008, the Company adopted CICA Handbook Sections 3031, "Inventories", which eliminates the use of a LIFO (last-in-last-out) based valuation approach for inventory. As the Company at this time did not hold any inventory, the adoption of this standard did not have an impact on the Company's net loss or financial position.

Financial Instruments – Disclosures and Presentation

On January 1, 2008, the Company adopted CICA Handbook Section 3862 "Financial Instruments – Disclosures" and CICA Handbook Section 3863 "Financial Instruments – Presentation". The adoption of these standards increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and Intangible Assets

As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064, "Goodwill and Intangible Assets", which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on the Company's financial statements.

Risk Considerations

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable minerals. Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur. The Company's business of exploring for mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and the Company's common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Proposed Transactions

There are no material decisions by the board of directors of the Company with respect to any imminent or proposed transactions that have not been disclosed.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the financial statements. The following accounting estimates are critical: the measurement of future income tax assets and liabilities and assessment of the need to record valuation allowances against those assets; valuation of options; and capitalized mineral property and deferred exploration expenditures.

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned. Based on the results at the conclusion of each phase of an exploration program, management re-

evaluates properties that are not suitable as prospects to determine if future exploration is warranted, and that carrying values are appropriate. The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Corporation.

Nature of Operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash, bank balances and highly-liquid short-term investments initially maturing within three months of their acquisition date.

Credit on Mining Duties Refundable and Refundable Tax Credit for Resources

The Company is eligible for a refundable credit on mining duties under the Quebec Mining Duties Act. This refundable credit on mining duties is equal to 12% of expenses incurred for mining activities in Quebec and is recognized as a credit under deferred expenditures.

The Company is also eligible for a refundable tax credit for resources for mining industry companies in relation to eligible expenses incurred. The refundable tax credit for resources represents up to 38.75% of the amount of eligible expenses incurred. This tax credit is recognized as a credit under deferred expenditures.

Mining Claims and Deferred Exploration Expenditures

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred net of government assistance received, until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently prominsing to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Use of Estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-Through Shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings Per Share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Foreign Currency Translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

Mining Claims and Deferred Exploration Expenditures

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 933,053	$ 160,800	$ 1,093,853
Exploration	9,144,987	762,535	9,907,522
Pembroke, Maine, USA			
Acquisition	166,050	861	166,911
	$ 10,244,090	$ 924,196	$ 11,168,286

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profit royalty. The claims were acquired from Gold Belt Mining Ltd.

On November 19, 2007, the Company acquired the remaining interest in claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28, 2008 in order to earn the remaining 25% interest. The claims are subject only to a 5% net profit royalty on net profits in excess of $250,000. During 2008, the Company renegotiated the payment terms of the agreement. Under the

new terms of the Company will earn the remaining 50% interest by June 30, 2010. The balance of the purchase price is included in long-term debt.
On March 3, 2008, the Company acquired five additional contiguous claims located in Bellechasse Township, Quebec on the following terms: (i) $25,000 cash payment and the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 upon signing the agreement and (ii) the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 on or before December 31, 2008. The claims would not be subject to any royalties.

On May 14, 2008 and as amended on September 5, 2008, the Company entered an options agreement to acquire twenty-two additional contiguous claims located in Bellechasse Township, Quebec on the following terms; (i) $25,000 cash payment and the issue of 80,000 common shares values at $0.16 for $12,800 upon signing the agreement; (ii) $35,000 cash payment, the issue of 120,000 common shares valued at a deemed price to be determined as being the closing price of the common shares of the Company on the TSX Venture Exchange on the day before June 6, 2009 and property expenditures of $50,000 on or before June 6, 2009; (iii) $75,000 cash payment, the issue of 150,000 common shares valued at a deemed price to be determined as being the closing price of the common shares of the Company on the TSX Venture Exchange on the day before June 6, 2010 and property expenditures of $75,000 on or before June 6, 2010 and (iv) property expenditures of $100,000 on or before June 6, 2011. The claims would be subject to a royalty in favour of the optionors of 3% of the net smelter returns from mineral substances extracted from the property. The Company shall have the right to purchase the first 2% of the royalty for $500,000 per 1%. The total cost of the first 2% will be $1,000,000. The final 1% of the royalty can be purchased for a total sum of $3,000,000.

During 2008, the Company received a grant of $420,490 from the Ministry of Revenue of Quebec in connection with expenditures on the property for the year ended December 31, 2007.

During 2008, the Company recognized tax credits receivable in the amount of $260,542 for the years 2005 to 2007. The tax credits receivable have been applied to reduce deferred exploration expenditure additions in the year.

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the state of Maine, U.S.A. and described as follows:

Mains Properties – containing approximately 160 acres.

Gardner Property – containing approximately 67 acres.

Part of Wilder Properties – containing approximately 15 acres.

The properties were acquired for $122,375 ($125,000 USD).

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USD).

Accounts Payable and Accrued Liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the Company in the amount of $79,833. At December 31, 2008, this amount is still outstanding and bears interest plus costs.

Long Term Debt

	2008	2008
Liability for the purchase of mining claims in Bellechasse Township, Quebec	$ 185,000	$ 225,000
Less: Current portion	125,000	225,000
	$ 60,000	$ -

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to senior management, including President and Secretary, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and Secretary, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2008. Based on this evaluation, the President and Secretary have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

For further information regarding the company, see the Company`s documents filed on www.sedar.com or visit www.goldenhopemines.com.